Filed by Paysafe Limited

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Foley Trasimene Acquisition Corp. II

SEC File No.: 001-39456

Date: December 7, 2020

Foley Trasimene Acquisition Corp. II and Paysafe, A Leading Global Payments Provider Focused on Digital Commerce and iGaming, Announce Merger

~ Paysafe operates a unique two-sided network and processes nearly $100 Billion in Volume ~

~ Bill Foley to become Chairman of the board of directors and Paysafe CEO Philip McHugh will continue leading the Newly Combined Company ~

~ Transaction and partnership with Foley Trasimene will accelerate growth, enhance margins, and continue to build upon M&A strategy ~

~ Transaction values Paysafe at pro-forma enterprise value of $9 billion upon consummation of transaction ~

~ Transaction Includes a $2.0 Billion Fully Committed PIPE from Investors including a $500 million investment from Fidelity National Title Insurance Co., Chicago Title Insurance Co., Commonwealth Land Title Insurance Co. and Fidelity & Guaranty Life Insurance Co., and a $350 million investment from Cannae Holdings, Inc. Other institutional investors include Third Point LLC, Suvretta Capital Management, Hedosophia and Federated Hermes Kaufmann Funds ~

~ Joint Investor Call and Presentation on December 7, 2020 at 9:00 a.m. ET ~

Las Vegas, NV and London, UK –December 7, 2020 – Foley Trasimene Acquisition Corp. II (NYSE: BFT, BFT WS) (“Foley Trasimene”), a special purpose acquisition company, and Paysafe Group Holdings Limited (“Paysafe”), a leading integrated payments platform, today announced that they have entered into a definitive agreement and plan of merger. Upon closing of the transaction, the newly combined company (the “Company”) will operate as Paysafe and plans to list on the New York Stock Exchange (NYSE) under the symbol PSFE. The transaction reflects an implied pro-forma enterprise value for Paysafe of approximately $9 billion.

Paysafe is a leading integrated payments platform, with a two-sided consumer and merchant network, whose core purpose is to enable businesses and consumers around the world to connect and transact seamlessly through payment processing, digital wallet, and online cash solutions.

William P. Foley, II, Founder and Chairman of Foley Trasimene, stated, “Upon the formation and initial listing of Foley Trasimene, our team initiated a diligent and thorough search process to source an appropriate partner, with the goal to announce a partnership prior to year end. Thanks to the hard work of our team, we have reached this milestone with Paysafe as our ideal partner. Philip and the entire management team have positioned Paysafe to be a leading global payments platform. We believe we can further enhance Paysafe’s growth trajectory through accelerated operational transformation and M&A, enabled by our de-levered balance sheet. Paysafe delivers a unique value proposition in large and high-growth markets, such as gaming and e-commerce, enabling the company to generate strong organic revenue growth and margin expansion. With a proven strategy and an experienced management team and our newly formed partnership, we believe Paysafe has significant long-term growth potential.”

Philip McHugh, CEO of Paysafe, stated, “Today’s announcement begins an exciting new chapter in our company’s history and we’re excited about the partnership with Foley Trasimene, Blackstone and CVC. Today, more than ever, businesses and consumers need to connect and seamlessly transact via digital commerce. This is what Paysafe does best through our industry-leading payment processing, digital wallet, and online cash solutions. This transaction will allow us to accelerate our growth opportunities across the business, particularly in fast growth sectors such as iGaming where we are the payments partner of choice.”

Martin Brand, a Senior Managing Director at Blackstone, said, “Paysafe has built a leading global e-commerce payment platform under Philip’s leadership. This investment, the largest ever common stock PIPE raised by a special-purpose acquisition company, de-levers the company and positions Paysafe for organic and inorganic future growth. Bill Foley has an exceptional track record of value creation in financial technology and will drive outstanding shareholder returns.”

Peter Rutland, a Managing Partner at CVC, said, “Under Blackstone’s and CVC’s ownership the management team have transformed Paysafe into a leading global payments provider by investing in its technology, products and customer proposition. We are looking forward to remaining significant shareholders alongside Foley Trasimene for the next stage of Paysafe’s growth.”

Stuart C. Harvey, Jr, Chairman of the Paysafe Board of Directors, stated, “Paysafe’s blend of scale, vertical expertise, and broad suite of payment capabilities makes it incredibly well-positioned to continue its strong growth trajectory. In addition, this transaction provides Paysafe with even greater opportunity to strategically expand its innovative payment solutions, execute accretive M&A, and accelerate its growth initiatives. We look forward to seeing Paysafe’s continued success and growth as a public company. “

Paysafe Investment Highlights:

•	Leading integrated payments platform processing nearly $100 billion of payment volume.

•	Significant exposure to eCommerce with more than 75% of revenue from online and integrated services.

•	Highly differentiated B2B and B2C global network with a powerful suite of digital wallet, eCash and integrated processing solutions.

•	Significant growth opportunities in a massive addressable market, with expertise in highest value verticals.

•	Long history as the global market leader in iGaming payments, and well-positioned to capitalize on the expanding US iGaming market.

•	Proprietary and scalable platform in technology and risk management driving a proven M&A playbook.

•	Attractive, asset-light financial profile with over 30% EBITDA margins, 80% cash conversions¹ and double-digit revenue growth across diversified geographies and verticals.

•	Clear strategy for growth and transformation in partnership and leadership of Bill Foley.

•	Highly experienced management team led by Philip McHugh, CEO of Paysafe, who will continue leading the newly combined company.

¹2021 estimated

Transaction Summary

Under the terms of the proposed transaction, Foley Trasimene will combine with Paysafe and, in connection with the business combination, Paysafe will become a publicly traded entity under the name “Paysafe Limited” and symbol PSFE. The transaction reflects an implied pro-forma enterprise value at closing of approximately $9 billion.

The cash component of the consideration will be funded by Foley Trasimene’s cash in trust, $150.0 million in proceeds from the forward purchase agreement with Cannae Holdings, Inc., as well as a $2.0 billion private placement from various institutional and private investors. The $2.0 billion private placement includes a $500 million investment from Fidelity National Title Insurance Co., Chicago Title Insurance Co., Commonwealth Land Title Insurance Co. and Fidelity & Guaranty Life Insurance Co. and a $350 million investment from Cannae Holdings, Inc. Other institutional investors include Third Point LLC, Suvretta Capital Management, Hedosophia and Federated Hermes Kaufmann Funds. The balance of the consideration will consist of equity in the combined company. Existing Paysafe equity holders, including Blackstone, CVC and management, will remain the largest investors in the Company.

Completion of the transaction is subject to approval by Foley Trasimene stockholders, the effectiveness of a registration statement to be filed with the Securities and Exchange Commission (the “SEC”) in connection with the transaction, and other customary closing conditions, including the receipt of certain regulatory approvals. The transaction is expected to close in the first half of 2021.

Advisors

Credit Suisse is acting as lead financial advisor and capital markets advisor to Paysafe and also acted as lead placement agent on the private offering. Morgan Stanley also acted as financial advisor to Paysafe. BofA Securities and J.P. Morgan Securities LLC also acted as placement agents on the private offering. Simpson Thacher & Bartlett LLP is acting as legal counsel to Paysafe. Proton Partners is acting as strategic advisor to Paysafe.

RBC Capital Markets LLC., BofA Securities and J.P. Morgan are acting as financial advisors to Foley Trasimene. Weil, Gotshal & Manges LLP is acting as legal counsel to Foley Trasimene.

Conference Call and Presentation Information

Management of Foley Trasimene and Paysafe will host an investor call on December 7, 2020, at 9am ET to discuss the proposed transaction. The conference call will be accompanied by a detailed investor presentation.

For those who wish to participate, the domestic toll-free access number is 1-877-407-0784 (Conference ID: 13713911), or for international callers, 1-201-689-8560 (Conference ID: 13713911). A telephone replay will be available shortly after the call and can be accessed by dialing 1-844-512-2921 (Replay Pin Number: 13713911), or for international callers, 1-412-317-6671 (Replay Pin Number: 13713911).

A webcast of the call, along with this press release and the investor presentation are available in the “investor” sections of the Foley Trasimene Acquisition Corp. II website at https://investor.foleytrasimene2.com and Paysafe’s website at www.paysafe.com/investors.

In addition, Foley Trasimene will file the investor presentation with the SEC as an exhibit to a Current Report on Form 8-K prior to the call, which will be available on the SEC’s website at www.sec.gov.

About Foley Trasimene Acquisition Corp. II

Foley Trasimene Acquisition Corp. II is a blank check company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses or entities. For more information, please visit www.foleytrasimene2.com

About Paysafe

Paysafe Group (Paysafe) is a leading integrated payments platform. Its core purpose is to enable businesses and consumers to connect and transact seamlessly through industry-leading capabilities in payment processing, digital wallet, and online cash solutions. With over 20 years of online payment experience, an annualized transactional volume of over US $98 billion in 2019, and approximately 3,000 employees located in 12+ global locations, Paysafe connects businesses and consumers across 70 payment types in over 40 currencies around the world. Delivered through an integrated platform, Paysafe solutions are geared toward mobile-initiated transactions, real-time analytics and the convergence between brick-and-mortar and online payments. Further information is available at www.paysafe.com.

About Blackstone

Blackstone is one of the world’s leading investment firms. We seek to create positive economic impact and long-term value for our investors, the companies we invest in, and the communities in which we work. We do this by using extraordinary people and flexible capital to help companies solve problems. Our $584 billion in assets under management include investment vehicles focused on private equity, real estate, public debt and equity, life sciences, growth equity, opportunistic, non-investment grade credit, real assets and secondary funds, all on a global basis. Further information is available at www.blackstone.com. Follow Blackstone on Twitter @Blackstone.

About CVC

Established in 1981, CVC is a world leader in private equity and credit with $105.1 billion of assets under management, $160.3 billion of funds committed and a global network of 23 local offices: 15 across Europe and the Americas and eight in the Asia Pacific region. CVC is majority owned by its employees and led by its Managing Partners. CVC’s private equity platform manages over $79 billion of assets and comprises four strategies: Europe/Americas; Asia; Strategic Opportunities; and Growth Partners, each of which benefits from CVC’s global platform. CVC’s ability to bring to bear the full extent of its global resources on any situation gives it a competitive advantage when sourcing new investment opportunities and when creating value during CVC’s ownership period.

Non-GAAP Financial Measures

This press release includes certain non-GAAP financial measures that are not prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) and that may be different from non-GAAP financial measures used by other companies. Foley Trasimene and Paysafe believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends of Paysafe. These non-GAAP measures should not be considered in isolation from, or as an alternative to, financial measures determined in accordance with GAAP. Additionally, to the extent that forward-looking non-GAAP financial measures are provided, they are presented on a non-GAAP basis without reconciliations of such forward-looking non-GAAP measures due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation.

Important Information About the Proposed Business Combination and Where to Find It

In connection with the proposed business combination, a registration statement on Form F-4 (the “Form F-4”) is expected to be filed by Paysafe Limited, an exempted limited company incorporated under the laws of Bermuda (the “Company”), with the SEC. The Form F-4 will include preliminary and definitive proxy statements to be distributed to holders of Foley Trasimene’s common stock in connection with Foley Trasimene’s solicitation for proxies for the vote by Foley Trasimene’s stockholders in connection with the proposed business combination and other matters as described in the Form F-4, as well as a prospectus of the Company relating to the offer of the securities to be issued in connection with the completion of the business combination. Foley Trasimene, Paysafe and the Company urge investors, stockholders and other interested persons to read, when available, the Form F-4, including the proxy statement/prospectus incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed business combination, as these materials will contain important information about Paysafe, Foley Trasimene, and the proposed business combination. Such persons can also read Foley Trasimene’s final prospectus dated August 20, 2020 (SEC File No. 333-240285), for a description of the security holdings of Foley Trasimene’s officers and directors and their respective interests as security holders in the consummation of the proposed business combination. After the Form F-4 has been filed and declared effective, the definitive proxy statement/prospectus will be mailed to Foley Trasimene’s stockholders as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Foley Trasimene Acquisition Corp. II, 1701 Village Center Circle, Las Vegas, NV 89134, or (702) 323-7330. These documents, once available, can also be obtained, without charge, at the SEC’s web site (http://www.sec.gov).

Participants in the Solicitation

Foley Trasimene, Paysafe, the Company and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Foley Trasimene’s stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Foley Trasimene’s directors and executive officers in Foley Trasimene’s final prospectus dated August 20, 2020 (SEC File No. 333-240285), which was filed with the SEC on August 13, 2020. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Foley Trasimene’s stockholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus for the proposed business combination when available. Information concerning the interests of Foley Trasimene’s and Paysafe’s participants in the solicitation, which may, in some cases, be different than those of Foley Trasimene’s and Paysafe’s equity holders generally, will be set forth in the proxy statement/prospectus relating to the proposed business combination when it becomes available.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Foley Trasimene’s and Paysafe’s actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Foley Trasimene’s and Paysafe’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction or waiver of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Foley Trasimene’s and Paysafe’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the definitive merger agreement (the “Agreement”); (2) the outcome of any legal proceedings that may be instituted against Foley Trasimene, the Company and/or Paysafe following the announcement of the Agreement and the transactions contemplated therein; (3) the inability to complete the proposed business combination, including due to failure to obtain approval of the stockholders of Foley Trasimene, certain regulatory approvals, or satisfy other conditions to closing in the Agreement; (4) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Agreement or could otherwise cause the transaction to fail to close; (5) the impact of COVID-19 on Paysafe’s business and/or the ability of the parties to complete the proposed business combination; (6) the inability to obtain or maintain the listing of the Company’s common shares on the New York Stock Exchange following the proposed business combination; (7) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (8) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of Paysafe to grow and manage growth profitably, and retain its key employees; (9) costs related to the proposed business combination; (10) changes in applicable laws or regulations; and (11) the possibility that Paysafe, Foley Trasimene or the Company may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in Foley Trasimene’s most recent filings with the SEC and will be contained in the Form F-4, including the proxy statement/prospectus expected to be filed in connection with the proposed business combination. All subsequent written and oral forward-looking statements concerning Foley Trasimene, Paysafe or the Company, the transactions described herein or other matters and attributable to Foley Trasimene, Paysafe, the Company or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of Foley Trasimene, Paysafe and the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Foley Trasimene, the Company or Paysafe, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom.

Contacts

Paysafe Media Contact

Kate Aldridge

Paysafe

Kate.Aldridge@paysafe.com

+44 750 079 7547

Paysafe Investor Contact

William Maina

ICR for Paysafe

+1 646-277-1236

Paysafe-IR@icrinc.com

Foley Trasimene Acquisition Corp. II Investor Contact

Shannon Devine

Solebury Trout

+1 203-858-1945

Sdevine@soleburytrout.com

Source: Foley Trasimene Acquisition Corp. II